================================================================================
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       UNITED ASSET MANAGEMENT CORPORATION
                       (Name of Subject Company (Issuer))


                                 OLD MUTUAL PLC
                              OM ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    909420101
                      (CUSIP Number of Class of Securities)


                                MARTIN C. MURRAY
                             GROUP COMPANY SECRETARY
                                 OLD MUTUAL PLC
                           3RD FLOOR, LANSDOWNE HOUSE
                               57 BERKELEY SQUARE
                                 LONDON W1X 5DH
                                 UNITED KINGDOM
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 ELLEN J. ODONER
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]   third-party tender offer subject to Rule 14d-1.
           [ ]   issuer tender offer subject to Rule 13e-4.
           [ ]   going-private transaction subject to Rule 13e-3.
           [ ]   amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Following are copies of (i) a Press Release issued by Old Mutual plc and United Asset Management Corporation on June 19, 2000 and (ii) materials used in connection with a presentation to investors and analysts on June 19, 2000.

                                 PRESS RELEASE
                                 -------------

FOR IMMEDIATE RELEASE

                 OLD MUTUAL PLC HAS REACHED AGREEMENT TO ACQUIRE
                      UNITED ASSET MANAGEMENT CORPORATION,
                    ONE OF THE LARGEST INVESTMENT MANAGEMENT
              ORGANISATIONS IN THE WORLD, FOR $25 PER SHARE IN CASH

     LONDON, ENGLAND AND BOSTON, MASSACHUSETTS--(BUSINESS WIRE)--June 19, 2000--Old Mutual plc (LSE: OML) and United Asset Management Corporation (NYSE:
UAM) today announced an agreement for Old Mutual to acquire United Asset Management for $25 per share in cash. The transaction values the equity of United Asset Management at approximately $1.46 billion. United Asset Management has net debt of $769 million which will be assumed or refinanced in the transaction.

     The agreement has been approved by the boards of directors of both companies and is expected to be completed by the end of this year.

     Old Mutual will effect the transaction through a tender offer, which will commence within thirty days, for all of the outstanding shares of United Asset Management common stock. Any shares not purchased in the tender offer will, following completion of the offer, be exchanged for cash in the amount of $25 per share in a merger by which United Asset Management will become a wholly-owned subsidiary of Old Mutual. The price to be paid in the offer and the merger is subject to downward adjustment in certain circumstances, including should United Asset Management's revenues from assets under management, excluding the effects of market movements, decline below a specified level prior to the consummation of the offer.

     Since its demutualisation and initial public offering in July 1999, Old Mutual's strategic focus has been on the expansion of its asset management businesses in Europe and the United States. In March 2000, Old Mutual completed the acquisition of Gerrard Group, a specialist banking, financial services and private-client stockbroking and wealth management business in the United Kingdom. United Asset Management will bring to Old Mutual a wide range of investment products and complementary investment styles. Overall, the acquisition of United Asset Management will increase Old Mutual's assets under management to approximately $275 billion.

     Commenting on the transaction, Mike Levett, Chairman and Chief Executive Officer of Old Mutual, said: "We believe this transaction has considerable benefits for both Old Mutual and the United Asset Management group of firms, their clients and professional staff. We expect there to be significant opportunities for cross selling and distribution of investment products into Old Mutual's client base. We believe this transaction will be a major step forward towards our aim of developing a focused and coordinated global asset management business. We anticipate that the transaction will be immediately accretive to Old Mutual's cash EPS."

     James F. Orr III, United Asset Management's President and Chief Executive Officer, said: "The transaction with Old Mutual is a win-win deal for United Asset Management's shareholders, affiliate firms and clients. We are very pleased to be able to deliver the value represented by the transaction with Old Mutual to our many long-term shareholders and to provide our affiliate firms with the opportunity to be a part of the dynamic Old Mutual group."

     Old Mutual has arranged financing for the transaction through Barclays Bank plc, Royal Bank of Scotland Group and Citibank/Schroders Salomon Smith Barney. Upon completion of the acquisition, Old Mutual expects its gearing ratio (total debt/total debt + shareholders' equity) to be less than 30%.

     Under the agreement, Old Mutual will file a tender offer statement and United Asset Management will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (SEC) and these tender offer materials will be mailed to the shareholders of United Asset Management. Consummation of the tender offer will be subject to customary conditions, including acceptances by holders of a majority of United Asset Management's outstanding shares and receipt of regulatory and client approvals.

     Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement, when they become available, because they will contain important information. Investors and security holders may obtain, for free, copies of these statements, as well as copies of periodic reports and other information filed with the SEC by United Asset Management at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained by directing such requests to Old Mutual's Investor Relations Department. The solicitation/recommendation statement and other documents filed by United Asset Management may be obtained by visiting the United Asset Management web site at www.uam.com.

     Credit Suisse First Boston and Chase Securities Inc. acted as financial advisors, and Weil, Gotshal & Manges LLP acted as legal counsel, to Old Mutual. Goldman, Sachs & Co. acted as financial advisor, and Wachtell, Lipton, Rosen & Katz acted as legal counsel, to United Asset Management.

     Old Mutual plc is a United Kingdom-based financial services group with a substantial life assurance business in South Africa and other southern African countries and an integrated, international portfolio of activities in asset management, banking and general insurance.

     One of the largest independent investment management organisations in the world, United Asset Management Corporation provides a broad range of investment management services to institutions, mutual funds and high-net-worth investors. These services are offered through a diverse group of operating firms that managed over $188 billion on May 31, 2000 for clients throughout the United States, Canada and abroad. For the twelve months ended March 31, 2000, United Asset Management reported revenues of $904 million and EBITDA (earnings before interest, taxes, depreciation and amortisation) of $306 million.

FORWARD-LOOKING STATEMENTS

     This press release contains "forward-looking statements." These statements include descriptions of United Asset Management's and Old Mutual's expectations about the acquisition, future earnings and other results of operations, operational plans, views of future industry or market conditions, and other statements that include words such as "may," "expects," "believes," and "intends," and that describe opinions about future events.

     Investors should not rely on these statements as though they were guarantees. These statements are current only when they are made. Neither United Asset Management's nor Old Mutual's management has any obligation to revise or update these statements based on future developments. Known and unknown risks, including those relating to the integration of United Asset Management by Old Mutual, may cause United Asset Management's and/or Old Mutual's actual results and performances to be materially different from those expressed or implied by these statements. Old Mutual is not subject to the periodic reporting requirements of the SEC. Some of the risks, uncertainties and other factors relating to United Asset Management are that: most of United Asset Management's revenues are based on the market value of managed assets and, therefore, will rise and fall with changes in the economy and financial markets; the investment management business is highly competitive; the investment management business is susceptible to internal shifts and frequently requires firms to adapt; and United Asset Management's affiliated firms depend significantly on key employees. These and other risk factors are identified and more thoroughly explained in Exhibit 99.1 to United Asset Management's Annual Report on Form 10-K filed on March 21, 2000 with the SEC.

CONTACTS:

OLD MUTUAL PLC:                             UNITED ASSET MANAGEMENT CORPORATION:

Eric Anstee, Finance Director               Juliana M. Coyle (Investors)
James Poole, Director, Investor Relations   Jonathan V. Hubbard (Media)
44 207 569 0100                             1 617 330 8900

College Hill - London                       www.uam.com
Mark Garraway
Gareth David
44 207 457 2020

College Hill - Johannesburg
Tony Friend
27 11 447 3030

www.oldmutual.com

CREDIT SUISSE FIRST BOSTON                  GOLDMAN, SACHS & CO.

Andrew Gordon                               Milton Berlinski
Managing Director                           Managing Director
1 212 325 4114                              1 212 902 6896

Herman Hintzen
Managing Director
44 207 888 6566

Gary Howe
Vice President
1 212 325 4125

CHASE SECURITIES INC.

David Adler
Managing Director
1 212 270 3510

David Stawik
Vice President
1 212 270 6383

This announcement has been approved by Credit Suisse First Boston (Europe) Limited, which is regulated by the Securities and Futures Authority, solely for the purposes of section 57 Financial Services Act 1986. Credit Suisse First Boston (Europe) Limited is acting for Old Mutual plc in relation to the aforementioned transaction, is not acting for any other person and will not be responsible to any other person for affording the protections provided to clients of Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the aforementioned transaction.

                       UNITED ASSET MANAGEMENT CORPORATION
                                   FACT SHEET

o United Asset Management Corporation is listed on the New York Stock Exchange under the symbol UAM

o Headquartered in Boston, with locations in 34 cities throughout the world and approximately 2,200 employees

o    $188 billion in assets under management
     - $122 billion in institutional accounts, primarily in corporate and government accounts
     -    $47 billion in mutual funds
     -    $19 billion in private accounts

o    60 no-load mutual funds
     -    46 no-load equity mutual funds
     -    4 no-load balanced mutual funds
     -    9 no-load fixed income and money market mutual funds
     -    1 no-load stable value mutual fund

o    Diversified asset base across asset classes and geography
     -    63% Equity
     -    14% International securities
     -    12% U.S. bonds and cash
     -    7% Stable value
     -    4% Real estate

o    Affiliates include (in alphabetical order):

     Acadian Asset Management, Inc.               Jacobs Asset Management
     Analytic Investors, Inc.                     L&B Realty Advisors, Inc.
     Barrow, Hanley, Mewhinney & Strauss, Inc.    Lincluden Management Limited
     C.S. McKee & Company, Inc.                   Murray Johnstone Limited
     Cambiar Investors, Inc.                      Northern Capital Management, Inc.
     Campbell Group, Inc.                         NWQ Investment Management Company
     Chicago Asset Management Company             OSV Partners
     Clay Finlay Inc.                             Pacific Financial Research, Inc.
     Cooke & Bieler, Inc.                         Palladyne Asset Management B.V.
     Dewey Square Investors Corporation           Pell Rudman Trust Co., N.A.
     Dwight Asset Management Company              Pilgrim Baxter & Associates, Ltd.
     Expertise Asset Management                   Provident Investment Counsel
     Fiduciary Management Associates, Inc.        Rice, Hall, James & Associates
     First Pacific Advisors, Inc.                 Rogge Global Partners Plc.
     GSB Investment Management, Inc.              Sirach Capital Management, Inc.
     Heitman Financial                            Spectrum Asset Management, Inc.
     Hellman, Jordan Management Company, Inc.     Sterling Capital Management Company
     Integra Capital Management Corporation       Suffolk Capital Management, Inc.
     Investment Counselors of Maryland, Inc.      Thompson, Siegel & Walmsley, Inc.
     Investment Research Company                  Thomson Horstmann & Bryant, Inc.
     J.R. Senecal & Associates                    Tom Johnson Investment Management, Inc.

                             PRESENTATION MATERIALS
                             ----------------------


[GRAPHIC OMITTED]

OLD MUTUAL
ACQUISITION OF
UNITED ASSET MANAGEMENT


19 JUNE 2000

[GRAPHIC OMITTED]

SPEAKERS

JOHANNESBURG
------------
MIKE LEVETT
OLD MUTUAL - CHAIRMAN AND C.E.O.


LONDON
------
ERIC ANSTEE
OLD MUTUAL - GROUP FINANCE DIRECTOR


BOSTON
------
JAMES F. ORR III
UNITED ASSET MANAGEMENT - PRESIDENT AND C.E.O.

[GRAPHIC OMITTED]

                                                                       UAM

                             BUILDING A WORLD CLASS
                              MULTINATIONAL ASSET
                              MANAGEMENT BUSINESS

[GRAPHIC OMITTED]

INTRODUCTION

o    OLD MUTUAL TO ACQUIRE 100% OF UAM EQUITY FOR $1.46 BILLION IN CASH

o ACQUISITION CONSISTENT WITH CORE STRATEGIC AND FINANCIAL OBJECTIVES OF OLD MUTUAL

o INCREASES MULTINATIONAL ASSET MANAGEMENT CAPABILITY OF OLD MUTUAL THROUGH STRATEGIC ADDITION OF A SUBSTANTIAL U.S. ASSET MANAGEMENT PLATFORM

o    DIVERSIFIES EARNINGS STREAM

[GRAPHIC OMITTED]

OLD MUTUAL STRATEGIC OBJECTIVES


o    FOCUS ON SHAREHOLDER VALUE

o    CONTINUE TO LEVERAGE INSURANCE EXPERTISE

o    BUILD A LEADING MULTINATIONAL FUND MANAGEMENT FRANCHISE

o    CONTINUE TO EXPLOIT COST AND TECHNOLOGY ADVANTAGES

o    DEVELOP INTERNATIONAL BUSINESSES

     -    30% OF EARNINGS EX-AFRICA BY 2005

[GRAPHIC OMITTED]

COMMITMENT TO ASSET MANAGEMENT

OLD MUTUAL IS COMMITTED TO DEVELOPING A GLOBAL ASSET MANAGEMENT CAPABILITY

o    ASSET MANAGEMENT IS A CORE REQUIREMENT ACROSS ALL ASSET GATHERING BUSINESS
     LINES

o UNDERLYING ECONOMICS AND RETURNS OF ASSET MANAGEMENT BUSINESSES ARE HIGHLY ATTRACTIVE

o A STRONG U.S. CAPABILITY IS CRUCIAL TO BUILDING A GLOBAL ASSET MANAGEMENT FRANCHISE

     -    LARGEST MARKET WITH OVER $6 TRILLION IN ASSETS

     -    ATTRACTIVE GROWTH RATES

[GRAPHIC OMITTED]

ACQUISITION STRATEGY


LEVERAGE OLD MUTUAL                           OPTIMIZE US HOME PRESENCE
-------------------------------               ----------------------------------
o  UK Private Clients (200,000)               o  Critical Mass
o  SA customers (5 million)                   o  Broader Product Range
o  Emerging Market Insurance                  o  Cross Sell Among affiliates
   Initiative                                 o  Restructure Affiliate Economics
                                              o  Management Flexibility and
                                                 Accountability

          /\   |   Distribution                              /\
          |    |                                              |    Value
          |    |   Technology                                 |   Creation
Product   |    |                                              |
          |    ----->                                         |
          |                   FOCUSED CORE MANAGERS      ------
          ---------->         ---------------------

                                       UAM
                                                         o  42 Affiliates
                                                         o  $188 billion AUM

                                     /\   /\
                                     |    |
               o Framework           |    |       Fund Management
               o Synergies           |    |          Expertise
               o Expertise           |    |
                                     |    |
                                     |    \/


                                  OLD MUTUAL
                                  ASSET MANAGERS

[GRAPHIC OMITTED]

TRANSACTION HIGHLIGHTS

UAM SUBSTANTIALLY BROADENS AND DIVERSIFIES OLD MUTUAL GEOGRAPHIC REACH AND BUSINESS CAPABILITIES

     -    IN EXCESS OF 25% OF OPERATING INCOME GENERATED OUTSIDE SOUTH AFRICA


TRIPLES GLOBAL AUM TO APPROXIMATELY $275 BILLION

     -    RANKS HIGH AMONGST ACTIVE EQUITY MANAGERS IN THE WORLD

     -    OVER 80% OF AUM HELD OUTSIDE SOUTH AFRICA


ATTRACTIVE FINANCIAL TERMS

     -    1.2% OF AUM

     -    7.3X LTM EBITDA

     -    IRR COMFORTABLY MEETS OLD MUTUAL'S HURDLE RATE

[GRAPHIC OMITTED]

TRANSACTION SUMMARY

o    TERMS:                   CASH ACQUISITION AGREEMENT

o    PRICE:                   $25 PER UAM SHARE
                              $1.46 BILLION EQUITY VALUE
                              $2.2 BILLION ENTERPRISE VALUE

o    TRANSACTION              21.6% PREMIUM TO MARKET
     MULTIPLES:               7.3X LTM EBITDA
                              2.5X LTM REVENUES
                              1.2% OF AUM

o    FINANCIAL                ACCRETIVE TO CASH EPS (PRE SYNERGIES)
     CONSEQUENCES:            PRO FORMA GEARING RATIO <30%


o    CLOSING:                 4Q 2000

[GRAPHIC OMITTED]

STRATEGIC FIT

ACQUISITION OF UAM CONSISTENT WITH OLD MUTUAL GOAL OF CREATING A WORLD CLASS GLOBAL ASSET MANAGER


o    ADVANCES INTERNATIONAL GROWTH STRATEGY

o    EXPANDS ASSET MANAGEMENT BUSINESS IN MAJOR MONEY CENTERS

o    BUILDS MULTI-STYLE CAPABILITY

o    GROWS THIRD PARTY FUNDS

o    LEVERAGES MULTI-CHANNEL DISTRIBUTION

[GRAPHIC OMITTED]

DEVELOPING UAM POST-ACQUISITION

OLD MUTUAL ACTS AS CATALYST FOR CHANGE

o    DEVELOP A FOCUSED AND COORDINATED US ASSET MANAGEMENT BUSINESS

o    LEVERAGE FUNDAMENTAL STRENGTHS OF UAM

     -    ASSET MANAGEMENT TALENT

     -    DIVERSITY

     -    CLIENT BASE

o    BUILD ON EXISTING WELL KNOWN BRANDS

o    FOCUS ON PRODUCT AND DISTRIBUTION SYNERGIES ACROSS AFFILIATES

o    REALIGN ECONOMIC INCENTIVES ACROSS BUSINESS MODEL

[GRAPHIC OMITTED]

IMPLEMENTATION

o    DETAILED PLAN FORMULATED THROUGH DISCUSSIONS HELD OVER PAST NINE MONTHS

o    AFFILIATE-SPECIFIC APPROACH

o MEETINGS ALREADY HELD WITH ALL MAJOR AFFILIATES ACCOUNTING FOR OVER 80% OF TOTAL AUM

o    SIGNIFICANT SENIOR MANAGEMENT INVOLVEMENT

     -    OLD MUTUAL EXECUTIVES EARMARKED

     -    UAM MANAGEMENT COMMITTED AND INCENTIVISED

[GRAPHIC OMITTED]

UNITED ASSET MANAGEMENT

HEADQUARTERED IN BOSTON, UAM IS ONE OF THE LARGEST INDEPENDENT INVESTMENT MANAGEMENT ORGANIZATIONS IN THE WORLD


     o UAM OPERATES AS A FINANCIAL HOLDING COMPANY WITH 42 AFFILIATES AND APPROXIMATELY $188 BILLION OF ASSETS UNDER MANAGEMENT

     o    GENERATED APPROXIMATELY $300 MILLION IN LTM EBITDA

     o    WIDE SPECTRUM OF INVESTMENT DISCIPLINES

     o RANGE OF INVESTMENT MANAGEMENT SERVICES TO INSTITUTIONS, RETAIL MUTUAL FUNDS AND HIGH NET WORTH INVESTORS

     o    CLIENT REACH THROUGHOUT THE US, CANADA AND INTERNATIONAL

[GRAPHIC OMITTED]

BALANCED MIX OF PRODUCTS AND CLIENTS


      ASSET MIX                                   ASSETS BY CLIENT TYPE
(DOLLARS IN BILLIONS)                             (DOLLARS IN BILLIONS)
---------------------                             ---------------------

US Equities = $118                                Institutional = $122

International Securities = $26                    Mutual Funds = $47

US Bonds and Cash = $23                           Individuals = $19

Stable Value = $13

Real Estate = $8

[GRAPHIC OMITTED]

STRENGTHS AND CHALLENGES

ACQUISITION BUILDS ON UAM STRENGTHS WHILE ADDRESSING A NUMBER OF CHALLENGES


     STRENGTHS                                    CHALLENGES
     ---------                                    ----------

o    ASSET MANAGEMENT AND                    o    DISTRIBUTION
     MUTUAL FUND SCALE
                                             o    TECHNOLOGY
o    OVER 20 FUNDS RATED
     FOUR STAR OR BETTER                     o    DEVELOPMENT CAPITAL

o    STRONG INSTITUTIONAL                    o    RE-EQUITISATION PROGRAMS
     CLIENT BASE

o    SPECTRUM OF PRODUCT AND
     INVESTMENT DISCIPLINES

[GRAPHIC OMITTED]

STAR BRAND NAMES


PILGRIM BAXTER & ASSOCIATES
$26 billion AUM
Small cap. growth investments,
mutual fund family


PELL RUDMAN
$8 billion AUM
Provides strategic planning, asset
allocation to wealthy individuals and
families


PACIFIC FINANCIAL RESEARCH
INVESTMENT MANAGEMENT
$5 billion AUM
Focus on high quality companies trading at discounts to intrinsic value, based on exhaustive research and screening


PROVIDENT INVESTMENT COUNSEL
$26 billion AUM
Growth-equity investing
with emphasis on fundamental research


DWIGHT ASSET MANAGEMENT COMPANY $13 billion AUM Management of stable value asset portfolios


ROGGE GLOBAL PARTNERS
$6 billion AUM
Management of global and
international fixed-income assets


MURRAY JOHNSTONE INTERNATIONAL $7 billion AUM International investments, manages mutual funds, trusts and wealthy individuals


BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.
$25 billion AUM
Institutional value-oriented
manager


CLAY FINLAY INC.
$7 billion AUM
"Growth at reasonable price"
investment strategy

[GRAPHIC OMITTED]

OLD MUTUAL PRO FORMA

UAM IS A TRANSORMING ACQUISITION FOR OLD MUTUAL

o ENHANCES OLD MUTUAL'S POSITION AS A LEADING FINANCIAL INSTITUTION WITH CAPABILITIES ACROSS ASSET MANAGEMENT, LIFE INSURANCE AND BANKING

o    ADDITIVE TO OLD MUTUAL'S STRONG CUSTOMER BASE

o    DIVERSIFIES EARNINGS PROFILE

     - PRO FORMA EX-AFRICA CASH OPERATING EARNINGS REPRESENT 25% OF OVERALL INSTITUTION

     -    ASSET MANAGEMENT CASH EARNINGS CONTRIBUTION IN EXCESS OF 25%

[GRAPHIC OMITTED]

OLD MUTUAL PRO FORMA FOR UAM AND GERRARD


                            ASSETS UNDER MANAGEMENT
                            -----------------------

                               US (63%) = $176 BN

                                UK (20%) = $56 BN

                           South Africa (17%) = $46 BN

[GRAPHIC OMITTED]

OLD MUTUAL PRO FORMA FOR UAM AND GERRARD


1999 CASH OPERATING PROFITS                  1999 CASH OPERATING PROFITS
    BY BUSINESS AREA                                 BY GEOGRAPHY
---------------------------                  ---------------------------

Life = 44%                                   Africa = 75%

Asset Management = 28%                       Rest of World = 25%

Banking = 22%

General Insurance = 6%

[GRAPHIC OMITTED]

FINANCIAL CONSIDERATIONS

FINANCIAL IMPLICATIONS OF TRANSACTION TO OLD MUTUAL ARE ATTRACTIVE

o    IMMEDIATELY ACCRETIVE TO CASH EARNINGS

o    COMFORTABLY MEETS STATED HURDLE RATE OF 12%

o    ACQUISITION FINANCING FROM EXISTING CASH RESOURCES AND DEBT FACILITIES

o    GEARING REMAINS BELOW 30% OF TOTAL CAPITALIZATION

[GRAPHIC OMITTED]

CONCLUSION

ATTRACTIVE STRATEGIC AND FINANCIAL TRANSACTION

o TRANSFORMS OLD MUTUAL'S GLOBAL ASSET MANAGEMENT PLATFORM WITH SUBSTANTIAL U.S. ACQUISITION

o SIGNIFICANT BROADENING AND DIVERSIFICATION OF OLD MUTUAL'S EARNINGS, CLIENTS AND AUM BASE

o    ATTRACTIVE FINANCIAL TERMS

[GRAPHIC OMITTED]

APPENDIX

[GRAPHIC OMITTED]

RECENT TRANSACTIONS

                                                        TRANSACTION        PERCENT        EBITDA
DATE             TRANSACTION                            VALUE ($MM)         OF AUM       MULTIPLE
------------------------------------------------------------------------------------------------------
JUNE 2000        OLD MUTUAL/                               $2,225            1.2%         7.3X
                 UNITED ASSET MANAGEMENT

June 2000        Caisse des Depots et Consignations/        2,200            1.6          12.1
                 NVEST

March 2000       Nationwide/                                1,648            2.0            NA
                 Gartmore Investment Mgmt.

November 1999    Allianz/                                   3,300            1.8          15.9
                 PIMCO Advisors

January 1998     AMVESCAP/                                  1,300            2.4            NA
                 LGT Asset Mgmt.

November 1997    Merrill Lynch/                             5,230            3.0          17.2
                 Mercury



[GRAPHIC OMITTED]

FORWARD-LOOKING STATEMENTS

THIS PRESENTATION CONTAINS "FORWARD-LOOKING STATEMENTS." THESE STATEMENTS INCLUDE DESCRIPTIONS OF OLD MUTUAL'S AND UNITED ASSET MANAGEMENT'S EXPECTATIONS ABOUT THE ACQUISITION, FUTURE EARNINGS AND OTHER RESULTS OF OPERATIONS, OPERATIONAL PLANS, VIEWS OF FUTURE INDUSTRY OR MARKET CONDITIONS, AND OTHER STATEMENTS THAT INCLUDE WORDS LIKE "MAY," "EXPECTS," "BELIEVES," AND "INTENDS," AND THAT DESCRIBE OPINIONS ABOUT FUTURE EVENTS.

INVESTORS SHOULD NOT RELY ON THESE STATEMENTS AS THOUGH THEY WERE GUARANTEES. THESE STATEMENTS ARE CURRENT ONLY WHEN THEY ARE MADE. NEITHER OLD MUTUAL'S NOR UNITED ASSET MANAGEMENT'S MANAGEMENT HAS ANY OBLIGATION TO REVISE OR UPDATE THESE STATEMENTS BASED ON FUTURE DEVELOPMENTS. KNOWN AND UNKNOWN RISKS, INCLUDING THOSE RELATING TO THE INTEGRATION OF UNITED ASSET MANAGEMENT BY OLD MUTUAL, MAY CAUSE UNITED ASSET MANAGEMENT'S AND/OR OLD MUTUAL'S ACTUAL RESULTS AND PERFORMANCES TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THESE STATEMENTS. OLD MUTUAL IS NOT SUBJECT TO THE PERIODIC REPORTING REQUIREMENTS OF THE SEC. SOME OF THE RISKS, UNCERTAINTIES AND OTHER FACTORS RELATING TO UNITED ASSET MANAGEMENT ARE THAT: MOST OF UNITED ASSET MANAGEMENT'S REVENUES ARE BASED ON THE MARKET VALUE OF MANAGED ASSETS AND, THEREFORE, WILL RISE AND FALL WITH CHANGES IN THE ECONOMY AND FINANCIAL MARKETS; THE INVESTMENT MANAGEMENT BUSINESS IS HIGHLY COMPETITIVE; THE INVESTMENT MANAGEMENT BUSINESS IS SUSCEPTIBLE TO INTERNAL SHIFTS AND FREQUENTLY REQUIRES FIRMS TO ADAPT; AND UNITED ASSET MANAGEMENT'S AFFILIATED FIRMS DEPEND SIGNIFICANTLY ON KEY EMPLOYEES. THESE AND OTHER RISK FACTORS ARE IDENTIFIED AND MORE THOROUGHLY EXPLAINED IN EXHIBIT 99.1 TO UNITED ASSET MANAGEMENT'S ANNUAL REPORT ON FORM 10-K FILED ON MARCH 21, 2000 WITH THE SEC.